FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 15, 2002

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

ARM Holdings plc

INDEX TO EXHIBITS

<u>Item</u>

1. Management's discussion and analysis, results for half year and quarter ended June 30, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

Date: August 15, 2002

By:
Name: Tim Score
Title: Chief Financial Officer

Item 1

MANAGEMENT DISCUSSION AND ANALYSIS

Results for half year and quarter ended June 30, 2002

Total revenues for the six months ended June 30, 2002 amounted to £85.3 million, representing a 25% increase from total revenues of £68.5 million in the six months ended June 30, 2001. Total revenues for the second quarter ended June 30, 2002 amounted to £43.2 million, representing a 2% increase from £42.1 million in the first quarter of 2002, and a 20% increase over second quarter 2001 revenues of £36.0 million.

Product Revenues Product revenues which comprise license fees, royalties and the sale of development systems were £75.8 million in the first half of 2002, representing 89% of total revenues. This compared to £59.3 million in the first half of 2001, representing 86% of revenues. Product revenues increased from £37.5 million in the first quarter of 2002 to £38.3 million in the second quarter of 2002, and were 24% higher than the second quarter of 2001.

License revenues for the first half of 2002 increased to £49.3 million representing 58% of total revenues from £32.4 million or 47% of total revenue for the first half of 2001. License revenues for the second quarter of 2002 increased to £25.7 million or 60% of revenues from £23.6 million or 56% of revenues in the first quarter of 2002 and £18.5 million or 51% of revenues in the second quarter of 2001. We signed 27 new licenses with partners during the second quarter of 2002: two multi-use licenses to new partners, nine new per use licenses and sixteen upgrade and derivative licenses, bringing the total number of semiconductor partners to 99. Of the new multi-use partners, one took a license to the ARM966E-S™ core and the other took licenses to two products in our ARM7™ family and two products in our ARM9™ family. There were nine new Foundry Program partners; three licenses were taken for the ARM7TDMI® core, three for the ARM922T™ core, one for the ARM946E™ core, one for the ARM1022E™ core with one partner taking a license to all four of the cores in the Foundry Program. There were also eight upgrades where existing partners took licenses to a new family of cores that they had not previously licensed. Of these, there were three licenses for the first core from the V6 architecture, two ARM1026EJ-S™ core licenses, a new subscription license and two upgrades to the ARM946E-S™ core. There were also eight derivative licenses sold in the second quarter, two for the ARM926EJ-S™ core, one for the ARM7EJ-S™ core, one for ARM7TDMI-S, one for ARM1026EJ-S, one for ARM966E-S, one for ARM720T™ and one for ARM922T. One company joined our ATAP™ technology access program bringing the total number of members to 32.

Royalty revenues for the first half of 2002 were £12.9 million representing 15% of total revenues, compared to £14.7 million or 22% of total revenues in the first half of 2001. Royalty revenues for the second quarter of 2002 were £6.5 million representing 15% of total revenues compared to £6.4 million representing 18% of total revenues for the second quarter of 2001. Royalty revenues were lower in the first half of 2002 than in the first half of 2001, due to lower shipments of ARM-based products by our semiconductor partners. Unit shipments for the first quarter of 2002 (we receive data one quarter in arrears) were 95 million units compared to 110 million units in the fourth quarter of 2001 and 98 million units in the first quarter of 2001. Our first per use licensee began shipping in the second quarter of 2002, bringing the total number of licensees shipping to 35 compared to 26 a year ago.

Sales of development systems were £13.7 million in the first half of 2002 representing 16% of total revenues, compared to £12.2 million representing 18% of total revenues in the first half of 2001. In the second quarter of 2002, revenues from development systems were £6.1 million compared to £6.0 million in the second quarter of 2001 and £7.6 million in the first quarter of 2002. A single large corporate sale accounted for £1.6 million of development systems revenue in the first quarter of 2002, which was not repeated in the second quarter of 2002.

Service Revenues Service revenues, which comprise revenues from consulting fees and support, maintenance and training increased from £9.3 million in the first half of 2001 representing 14% of total revenues to £9.5 million in the first half of 2002 representing 11% of total revenues. Service revenues for the second quarter of 2002 were £4.9 million compared to £5.1 million in the second quarter of 2001 and £4.6 million in the first quarter of 2002.

Product Costs Product costs decreased from £4.0 million in the first half of 2001 to £3.3 million in the first half of 2002 and decreased from £2.0 million in the second quarter of 2001 to £1.3 million in the second quarter 2002. This reduction was a result of lower sales of development systems in the second quarter of 2002 compared to the first quarter of 2002 and lower costs associated with operating systems.

Tax Charge The Company's provision for income taxes rose from £7.6 million in the first half of 2001 to £9.7 million in the first half of 2002, and from £3.9 million in the second quarter of 2001 to £4.7 million in the second quarter of 2002. The effective tax rate for the first half of 2002 was 30% and was 32% for the first half of 2001.

Legal Action On 28 May 2002, Nazomi Communications, Inc. filed a lawsuit against ARM before the Federal District Court for Northern California claiming that ARM's Jazelle™ technology for Java™ infringes a US patent owned by Nazomi. ARM is confident that its products do not infringe the patent cited in the lawsuit or any other Nazomi patents and we intend to pursue Nazomi for all legal costs incurred by ARM in defending our intellectual property in this case. It is our view that this action is more straightforward than the Company's lawsuit against picoTurbo Inc. which was settled in December 2001 and therefore the cost and occupation of management time is expected to be significantly less.

Balance sheet and cash flow

Net cash inflow from operating activities of £20.2 million was generated in the first six months of 2002, measured under UK GAAP. Capital expenditure in the period was £7.3 million. Cash and short term investments increased by £10.9 million in the six months to £115.4 million at 30 June 2002 from £104.5 million at the end of December 2001.

Accounts receivable increased to £40.2 million at 30 June 2002 from £33.3 million at 31 March 2002 and £24.8 million at the end of December 2001, reflecting both revenue growth and the high level of invoicing in the month of June 2002. The allowance against receivables increased to £2.3 million at the end of June from £1.2 million at 31 March 2002, reflecting the increased number of smaller partners generated by the success of the Foundry Program. Deferred revenues increased to £17.4 million at the end of June 2002 from £13.3 million at 31 March 2002.

Earnings per Share Fully diluted earnings per share prepared under US GAAP for the first half of 2002 were 2.2 pence (9.9 cents per ADS) compared to 1.6 pence (6.6 cents per ADS) for the first half of 2001. Fully diluted earnings per share prepared under US GAAP for the second quarter of 2002 were 1.1 pence (5.1 cents per ADS) compared to 0.8 pence (3.4 cents per ADS) for the second quarter of 2001. Each ADS represents three shares.

The board of directors regularly reviews the shape of the balance sheet with particular reference to potential uses of the Group's cash resources. The board does not recommend the payment of an interim dividend in respect of the six months ended 30 June 2002.